______________________________________________________________

SEC 1745(6-00)	Potential persons who are to respond to the
collection of information contained in this form
are not required to respond unless the form
displays a currently valid OMB control number.
______________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____4____)*


	NEW WORLD RESTAURANT GROUP, INC.
             	(Name of Issuer)

                           Common Stock
	(Title of Class of Securities)

                           648904200
	(CUSIP Number)

	May 31, 2002
	(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
______________________________________________________________



1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Frank LaGalia and Lydia E. LaGalia
______________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(1)	[ x ]
(2)	[   ]
______________________________________________________________

3.	SEC Use Only
______________________________________________________________

4.	Citizenship or Place of Organization - United States of
America
______________________________________________________________

		1.  Sole Voting Power - 272,000*
________________________________________________

Number of
Shares		2.  Shared Voting Power - 1,609,200*
Beneficially	________________________________________________

Owned by
Each		3.  Sole Dispositive Power - 272,000*
Reporting	___________________________________________

Person With
		4.  Shared Dispositive Power -1,609,200*
______________________________________________________________

5.	Aggregate Amount Beneficially Owned by Each Reporting
Person - 1,881,200*
______________________________________________________________

6.	Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions) -  [   ]
______________________________________________________________

7.	Percent of Class Represented by Amount in Row (9) -
	10.8%
______________________________________________________________


8.	Type of Reporting Person (See Instructions)   IN
______________________________________________________________

*272,000 shares are owned of record by Frank LaGalia.
81,500 shares are owned of record by Lydia E. LaGalia, the spouse of Frank LaGalia. 1,123,000 shares are owned of record jointly by Frank LaGalia and Lydia E. LaGalia for which they have shared voting and dispositive power. 30,500 shares are owned of record jointly by Frank LaGalia and John LaGalia for which they have shared voting and dispositive power. 170,000 shares are owned of record by John LaGalia, Frank LaGalia's father. Frank LaGalia has shared voting and dispositive power with John LaGalia with respect to such shares. 196,200 shares are owned of record by Carmela LaGalia's Individual Retirement Account. Carmela LaGalia is Frank LaGalia's aunt. Frank LaGalia has shared voting and dispositive power with Carmela LaGalia with respect to such shares. 8,000 shares are owned of record by Giovanni LaGalia,
Frank LaGalia  and Lydia E. LaGalia's minor son.   Frank LaGalia
& Lydia E. LaGalia have shared voting and dispositive power with Giovanni LaGalia with respect to such shares.
______________________________________________________________

Item 1.

(a)	Name of Issuer:

New World Restaurant Group, Inc.

(b)	Address of Issuer=s Principal Executive Offices:

246 Industrial Way West, Eatontown, New Jersey 07724

Item 2.

(a)	Name of Person Filing:

	Frank LaGalia and Lydia E. LaGalia

(b)	Address of Principal Business Office or, if none,
	Residence:

	2050 Center Avenue, Suite 200, Fort Lee, NJ 07024

(c)	Citizenship:

	USA

(d)	Title of Class of Securities:

	Common Stock

(e)	CUSIP Number:

	648904200

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is

a:  Not Applicable

(a)[   ]	Broker or dealer registered under section 15 of
the Act (15 U.S.C. 78o).

(b)[   ]	Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c)[   ]	Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c).

(d)[   ]	Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C.
80a-8).

(e)[   ]	An investment adviser in accordance with
240.13d-1(b)(1)(ii)(E);

(f)[   ]	An employee benefit plan or endowment fund in
accordance with 240.13d-1(b)(1)(ii)(F);

(g)[   ]	A parent holding company or control person in
accordance with 240.13d-1(b)(1)(ii)(G);

(h)[   ]	A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C.
1813);

(i)[   ]	A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
80a-3);

(j)[   ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,881,200

(b)	Percent of class:   10.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
		272,000*.
	(ii)	Shared power to vote or to direct the vote:
		1,609,200*.
	(iii)	Sole power to dispose or to direct the disposition
		of 272,000*.
	(iv)	Shared power to dispose or to direct the
		disposition of 1,609,200*.

*272,000 shares are owned of record by Frank LaGalia.
81,500 shares are owned of record by Lydia E. LaGalia, the spouse of Frank LaGalia. 1,123,000 shares are owned of record jointly by Frank LaGalia and Lydia E. LaGalia for which they have shared voting and dispositive power. 30,500 shares are owned of record jointly by Frank LaGalia and John LaGalia for which they have shared voting and dispositive power. 170,000 shares are owned of record by John LaGalia, Frank LaGalia=s father. Frank LaGalia has shared voting and dispositive power with John LaGalia with respect to such shares. 196,200 shares are owned of record by Carmela LaGalia=s Individual Retirement Account. Carmela LaGalia is Frank LaGalia=s aunt. Frank LaGalia has shared voting and dispositive power with Carmela LaGalia with respect to such shares. 8,000 shares are owned of record by Giovanni LaGalia,
Frank LaGalia  and Lydia E. LaGalia=s minor son.   Frank LaGalia
& Lydia E. LaGalia have shared voting and dispositive power with Giovanni LaGalia with respect to such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of
Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.	Identification and Classification of Members of the
Group

If a group has filed this schedule pursuant to 240.13d-
1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-l(c) or 240.13d-l(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 13, 2002

/s/ Frank LaGalia
Frank LaGalia

/s/ Lydia E. LaGalia
Lydia E. LaGalia

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative=s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:	Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18
U.S.C.1001)



Exhibits

1.  	Joint Filing Agreement, dated June 13, 2002, by and among
	Frank LaGalia, Lydia E. LaGalia, John LaGalia, Carmela
	LaGalia, and Giovanni LaGalia.



	EXHIBIT 1

	JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule
13G, Amendment No. 4 with respect to the beneficial ownership of New World Restaurant Group, Inc. is filed jointly, on behalf of each of them.

/s/ Frank LaGalia
Frank LaGalia

/s/ Lydia E. LaGalia
Lydia E. Lagalia

/s/ John LaGalia
John LaGalia

/s/ Carmela LaGalia
Carmela LaGalia

/s/ Giovanni LaGalia, by Frank LaGalia
Giovanni LaGalia, by Frank LaGalia, parent


Dated:  June 13, 2002



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